SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                   FORM 11-K

                                 ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934







(Mark One):

[xx] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

      For the fiscal year ended December 31, 1998


                                      OR

[__] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

      For the transition period from __________ to __________.

                      Commission file number 000-21789

      A. Full title of the plan and the address of the plan, if different from that of the issuer named below: LITHIA MOTORS, INC. SALARY REDUCTION PROFIT SHARING PLAN TRUST.

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Lithia Motors, Inc., 360 E. Jackson Street, Medford, Oregon 97501.

                              TABLE OF CONTENTS



                                                                          Page

INDEPENDENT AUDITOR'S REPORT                                               1-2

FINANCIAL STATEMENTS

      Statements  of  net  assets   available  for  plan  benefits
      with  fund information ............................................    3

      Statement of changes in net assets available for plan benefits with fund information .............................................  4-5

      Notes to financial statements .....................................  6-8

SUPPLEMENTAL SCHEDULES

      Schedule G - Financial  Schedules
      (Internal  Revenue Service Form 5500) ............................. 9-11

                         INDEPENDENT AUDITOR'S REPORT



To the Board of Trustees
Lithia Motors, Inc. Salary
  Reduction Profit Sharing Plan Trust

      We have audited the accompanying statements of net assets available for Plan benefits with Fund Information of the Lithia Motors, Inc. Salary Reduction Profit Sharing Plan Trust as of December 31, 1998 and 1997, and the related statement of changes in net assets available for Plan benefits with Fund Information for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for Plan benefits with Fund Information of the Lithia Motors, Inc. Salary Reduction Profit Sharing Plan Trust as of December 31, 1998 and 1997, and the related statement of changes in the net assets available for Plan benefits with Fund Information for the year ended December 31, 1998 in conformity with generally accepted accounting principles.

      Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules on pages 9, 10 and 11 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for Plan benefits with fund information and the related statement of changes in net assets available for Plan benefits with fund information is presented for purposes of additional analysis rather than to present the net assets available for Plan benefits and changes in net assets available for Plan benefits each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




May 12, 1999
Medford, Oregon

                              LITHIA MOTORS, INC.
                  SALARY REDUCTION PROFIT SHARING PLAN TRUST
             STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                             WITH FUND INFORMATION



                                                                             December 31,
                                                                      -----------------------------
                                                                          1998            1997
                                                                      -------------   -------------
ASSETS
    Investments, at fair value
       Shares of registered investment companies
          Fidelity Retirement Money Market Fund                        $          -     $ 1,737,550
          Fidelity Growth and Income Fund                                         -       1,659,100
          Fidelity Blue Chip Growth Fund                                          -       1,521,064
          Fidelity Asset Manager Fund                                             -         778,224
          Fidelity Institutional Short-Intermediate Government Fund               -         315,900
          Fidelity Overseas Fund                                                  -         225,387
          Fidelity Emerging Growth Fund                                           -          73,235
       Shares of pooled separate accounts
          Principal Money Market                                          2,389,963               -
          Principal Bond and Mortgage                                       563,621               -
          Principal Stock Index 500                                       1,963,132               -
          Principal Large Company Value                                     983,905               -
          Principal Medium Company Blend                                    785,716               -
          Principal Small Company Growth                                    810,913               -
          Principal International Stock                                     256,534               -
          Principal International Emerging Markets                           82,475               -
       Lithia Motors, Inc. Class A Common Stock                           1,078,918               -

    Participant loans                                                       398,040         289,606
    Loan payments in transit                                                 10,940               -
    Employer contributions receivable                                       285,192         137,576
    Employee contributions receivable                                       152,807               -
                                                                        -----------     -----------
                                                                          9,762,156       6,737,642
LIABILITIES
    Accrued liabilities                                                           -             913
                                                                        -----------     -----------
       NET ASSETS AVAILABLE FOR PLAN BENEFITS                           $ 9,762,156     $ 6,736,729
                                                                        ===========     ===========


See accompanying notes.

        LITHIA MOTORS, INC. SALARY REDUCTION PROFIT SHARING PLAN TRUST
        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                             WITH FUND INFORMATION
                         YEAR ENDED DECEMBER 31, 1998


                                                    Participant Directed
                  -----------------------------------------------------------------------------------------
                                                               Fidelity
                  Fidelity                                   Institutional
                  Retirement  Fidelity   Fidelity   Fidelity    Short -               Fidelity
                    Money     Growth and Blue Chip    Asset     Intermed.  Fidelity   Emerging
                   Market      Income     Growth     Manager   Government  Overseas    Growth    Participant
                    Fund        Fund       Fund       Fund       Fund        Fund       Fund       Loans      Other     Subtotal
                  ----------  ---------  ---------- ---------- ----------  ---------  ---------- ---------- ----------  ---------
ADDITIONS TO
 NET ASSETS
 ATTRIBUTED TO
 Investment income
  Net apprec.
  (deprec.) in fair
  value of invest. $      -   $ 93,684   $ 115,214   $ 36,503  $       -   $ 15,425   $   6,477  $       -  $       -   $267,303
  Int./Dividends     11,113          -           -          -      1,596          -           -     31,527          -     44,236
                  ----------  ---------  ---------- ---------- ----------  ---------  ---------- ---------- ----------  ---------
                     11,113     93,684     115,214     36,503      1,596     15,425       6,477     31,527          -    311,539
                  ----------  ---------  ---------- ---------- ----------  ---------  ---------- ---------- ----------  ---------
   Contributions
     Employer             -          -           -          -          -          -           -          -    285,192    285,192
     Employee             -          -           -          -          -          -           -          -    152,807    152,807
                  ----------  ---------  ---------- ---------- ----------  ---------  ---------- ---------- ----------  ---------
                          -          -           -          -          -          -           -          -    437,999    437,999
                  ----------  ---------  ---------- ---------- ----------  ---------  ---------- ---------- ----------  ---------
DEDUCTIONS FROM
   NET ASSETS
   ATTRIBUTED TO
   Benefits paid to
     participants         -          -           -          -          -          -           -      6,748          -      6,748
   Admin. expenses        -          -           -          -          -          -           -          -          -          -
                  ----------  ---------  ---------- ---------- ----------  ---------  ---------- ---------- ----------  ---------
                          -          -           -          -          -          -           -      6,748          -      6,748
                  ----------  ---------  ---------- ---------- ----------  ---------  ---------- ---------- ----------  ---------
 INTERFUND
    TRANSFERS     (1,748,663) (1,752,784)(1,636,278) (814,727)  (317,496)  (240,812)    (79,712)    94,595   (136,663)(6,632,540)
                  ----------  ---------  ---------- ---------- ----------  ---------  ---------- ---------- ----------  ---------

NET INCREASE
   (DECREASE)     (1,737,550) (1,659,100)(1,521,064) (778,224)  (315,900)  (225,387)    (73,235)   119,374    301,336 (5,889,750)

NET ASSETS
   AVAILABLE FOR
   PLAN BENEFITS
   Beginning of
     year          1,737,550   1,659,100  1,521,064   778,224    315,900    225,387      73,235    289,606    136,663   6,736,729
                  ----------  ---------  ---------- ---------- ----------  ---------  ---------- ---------- ----------  ---------
   End of year          $ -        $ -         $ -        $ -        $ -        $ -         $ -  $ 408,980  $ 437,999   $ 846,979
                  ==========  =========  ========== ========== ==========  =========  ========== ========== ==========  =========



See accompanying notes.

        LITHIA MOTORS, INC. SALARY REDUCTION PROFIT SHARING PLAN TRUST
        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                       WITH FUND INFORMATION (Continued)
                         YEAR ENDED DECEMBER 31, 1998


                                                    Participant Directed
                  ----------------------------------------------------------------------------------------------------
                                                                                                 Principal   Lithia
                                                    Principal  Principal   Principal  Principal   Inter-    Motors, lnc.
                  Principal   Principal  Principal    Large     Medium      Small      Inter-    national    Class A
                    Money     Bond and     Stock     Company    Company    Company    national   Emerging    Common
                    Market    Mortgage   Index 500    Value      Blend      Growth      Stock     Markets     Stock      Total
                  ----------  ---------  ---------- ---------- ----------  ---------  ---------- ---------- ----------  ---------
ADDITIONS TO
   NET ASSETS
   ATTRIBUTED TO
   Investment income
     Net apprec.
       (deprec.)
       in fair
       value of
       invest.    $       -   $      -   $ 285,680  $ 117,994   $ (7,248)  $ (79,521)  $ (6,591) $ (15,942) $ 127,083  $ 688,758
     Int./divid.     85,217     32,125           -          -          -          -           -          -          -    161,578
                  ----------  ---------  ---------- ---------- ----------  ---------  ---------- ---------- ----------  ---------
                     85,217     32,125     285,680    117,994     (7,248)   (79,521)     (6,591)   (15,942)   127,083    850,336
                  ----------  ---------  ---------- ---------- ----------  ---------  ---------- ---------- ----------  ---------
   Contributions
     Employer             -          -           -          -          -          -           -          -          -    285,192
     Employee       206,631    180,558     554,077    244,824    219,462    299,088     148,182     61,892    223,713  2,291,234
                  ----------  ---------  ---------- ---------- ----------  ---------  ---------- ---------- ---------- ----------
                    206,631    180,558     554,077    244,824    219,462    299,088     148,182     61,892    223,713  2,576,426
                  ----------  ---------  ---------- ---------- ----------  ---------  ---------- ---------- ---------- ----------

DEDUCTIONS FROM
   NET ASSETS
   ATTRIBUTED TO
   Benefits paid to
     participants   220,377      8,894      45,401     34,094     23,203     21,278       9,676      4,718      9,779    384,168
   Administrative
     expenses         8,714      1,025       2,575      1,552      1,502        781         810        208          -     17,167
                  ----------  ---------  ---------- ---------- ----------  ---------  ---------- ---------- ----------  ---------
                    229,091      9,919      47,976     35,646     24,705     22,059      10,486      4,926      9,779    401,335
                  ----------  ---------  ---------- ---------- ----------  ---------  ---------- ---------- ----------  ---------
INTERFUND
    TRANSFERS     2,327,206    360,857   1,171,351    656,733    598,207    613,405     125,429     41,451    737,901          -
                  ----------  ---------  ---------- ---------- ----------  ---------  ---------- ---------- ----------  ---------
NET INCREASE
   (DECREASE)     2,389,963    563,621   1,963,132    983,905    785,716    810,913     256,534     82,475  1,078,918   3,025,427

NET ASSETS
   AVAILABLE FOR
   PLAN BENEFITS
   Beginning of
     year                 -          -           -          -          -          -           -          -          -   6,736,729
                  ----------  ---------  ---------- ---------- ----------  ---------  ---------- ---------- ----------  ---------
   End of year   $ 2,389,963 $ 563,621  $1,963,132  $ 983,905  $ 785,716  $ 810,913   $ 256,534   $ 82,475 $1,078,918  $9,762,156
                  ==========  =========  ========== ========== ==========  =========  ========== ========== ==========  =========


See accompanying notes.

        LITHIA MOTORS, INC., SALARY REDUCTION PROFIT SHARING PLAN TRUST
                         NOTES TO FINANCIAL STATEMENTS


NOTE 1 - DESCRIPTION OF PLAN

      The following description of Lithia Motors, Inc. Salary Reduction Profit Sharing Plan Trust (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

      General - The Plan is a defined contribution plan covering all full-time employees of Lithia Motors, Inc. (the Company) who have one year of service and are age twenty-one or older and who are not members of a union. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

      Contributions - Each year, the Company contributes to the Plan an amount determined annually by the Company's board of directors. Participants may contribute, under a salary reduction agreement, the maximum allowed by the Internal Revenue Service under Code Section 402(g).

      Participant Accounts - Each participant's account is credited with the participant's contribution and an allocation of the Company's contribution and Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on account balances, as defined. Forfeited balances of terminated participants' non-vested accounts are used to pay administrative expenses of the Plan and to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

      Vesting - Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the remainder of their accounts is based on years of continuous service. A participant is 100% vested after seven years of credited service.

      Investment   Options  -  Upon   enrollment   in  the  Plan,  a
      participant may direct employee contributions in any one of the following investment options:

        Principal Money Market Account - The Money Market Account is a pooled investment account which invests in money market instruments.

        Principal Bond and Mortgage  Account - The Bond and Mortgage
        Account  is  a  pooled   investment   account   invested  in
        intermediate-term fixed income loans.

        Principal Stock Index 500 Account - The Stock Index 500 Account is a pooled investment account invested primarily in common stocks of those firms included in the Standard & Poor's 500 Stock Index.

        Principal Large Company Value Account - The Large Company Value Account is a pooled investment account invested primarily in common stocks of large companies that are undervalued at the time of purchase and whose earnings are expected to grow at above average rates.

        Principal Medium Company Blend Account - The Medium Company Blend Account is a pooled investment account invested in common stocks of medium sized companies that generate long-term capital growth.

        Principal Small Company Growth Account - The Small Company Growth Account is a pooled investment account invested in common stocks of small companies who are at or near development stage with above average growth characteristics.

        Principal International Stock Account - The International Stock Account is a pooled investment account invested primarily in common stocks of corporations located outside the United States and may also occasionally be invested in preferred stocks or convertible bonds of these corporations. Account assets may also be invested in U.S. or non-U.S. securities other than stocks or retained in cash.

        Principal International Emerging Markets Stock Account - The International Emerging Markets Stock Account is a pooled investment account invested primarily in common stocks of companies located in other countries with rapid economic growth and improved standards of living.

        Lithia Motors, Inc. Class A Common Stock - Beginning January 1, 1998, participants may invest in shares of Class A Common Stock of the plan sponsor, Lithia Motors, Inc.

      Participant Loans - Participants may borrow from their fund accounts a minimum of $1,000 and maximum equal to the lessor of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer from the investment fund to the participant loan fund. Loan terms range from one to five years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate of 8% to 10%. Principal and interest are paid ratably through monthly payroll deductions.

      Payment  of  Benefits  -  Benefits  are  recorded  when  paid.
      Participant balances attributable to participants who have withdrawn from the Plan but whose balances have not been paid were $382,146 and $89,346 at December 31, 1998 and 1997, respectively. On termination of service or upon reaching retirement age, a participant receives a lump-sum amount equal to the value of his or her account.

      Forfeited Accounts - In 1998,  forfeited  non-vested  accounts
      amounted   to   $9,776   and   were   used  to   reduce   Plan
      administrative expenses.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

      Principles of Accounting - Assets of the Plan are stated at quoted market prices, where available. Unrealized appreciation or depreciation has been reflected in the statement of changes in net assets available for Plan benefits with Fund Information. The amount of realized gains and losses on investment transactions is determined based on the historical cost of the investment being sold. Unrealized appreciation or depreciation recognized in prior years on investments sold is offset against unrealized appreciation or depreciation in the year of the sale.

      The  Plan   sponsor   has   voluntarily   paid   for   certain
      administration expenses of the Plan, and these expenses are not reflected in these financial statements.

      Use of Estimates - The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

      Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting.

      Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Shares of registered investment companies and shares of Lithia Motors, Inc. are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Participant loans are valued at cost which approximates fair value.

      Purchases and sales of securities are recorded on trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

NOTE 3 - PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.


NOTE 4 - INCOME TAX STATUS

      The Plan obtained its latest determination letter on November 3, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

                                  SCHEDULE G

                             LITHIA MOTORS, INC.
                  SALARY REDUCTION PROFIT SHARING PLAN TRUST

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
SEE FORM 5500 LINE 27a

LITHIA MOTORS, INC.
SALARY REDUCTION PROFIT SHARING PLAN
EIN 93-0572810
PLAN NUMBER 003
PLAN YEAR 01/01/1998 TO 12/31/1998


 (A)                (B)                               (C)                       (D)             (E)
                                       Description of investment including
       Identity of Issuer, borrower,    maturity date, rate of interest,
          lessor or similar party       collateral, par or maturity date        Cost       Current Value

*     Principal Life Insurance Company Pooled Separate Account              $2,333,933.46   $2,389,963.12
                                       Money Market
*     Principal Life Insurance Company Pooled Separate Account               $ 536,193.94    $ 563,620.46
                                       Bond and Mortgage
*     Principal Life Insurance Company Pooled Separate Account              $1,696,628.67   $1,963,131.96
                                       Stock Index 500
*     Principal Life Insurance Company Pooled Separate Account               $ 887,766.29    $ 983,905.42
                                       Large Company Value
*     Principal Life Insurance Company Pooled Separate Account               $ 789,885.63    $ 785,716.18
                                       Medium Company Blend
*     Principal Life Insurance Company Pooled Separate Account               $ 823,285.17    $ 810,913.14
                                       Small Company Growth
*     Principal Life Insurance Company Pooled Separate Account               $ 256,079.79    $ 256,534.16
                                       International Stock
*     Principal Life Insurance Company Pooled Separate Account                $ 94,044.14     $ 82,475.25
                                       International Emerging Markets
*     LITHIA MOTORS, INC.              Lithia Motors, Inc. Class A           $ 957,834.54   $1,078,917.42
                                       Employer Securities, Common
*     Participant Loans                Range of Interest Rates                        $ -    $ 398,040.00
                                       Rates  Range from 8.00% to 10.00%


                                  SCHEDULE G
                                 (continued)

                             LITHIA MOTORS, INC.
                  SALARY REDUCTION PROFIT SHARING PLAN TRUST

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
SEE FORM 5500 LINE 27a

LITHIA MOTORS, INC.
SALARY REDUCTION PROFIT SHARING PLAN
EIN 93-0572810
PLAN NUMBER 003
PLAN YEAR 01/01/1998 TO 12/31/1998


                                 (A)          (B)            (C)            (D)            (E)
                             Total Number Total Number   Total Value    Total Value
Description of asset         of Purchases   of Sales    of Purchases     of Sales     Net Gain (Loss)

Pooled Separate Account                75              $ 4,903,828.85                            $ -
Money Market
Pooled Separate Account                            120                $ 2,599,078.23     $ 29,182.84
Money Market
Pooled Separate Account                61                $ 728,404.19                            $ -
Bond and Mortgage
Pooled Separate Account                             69                  $ 196,864.99      $ 4,654.74
Bond and Mortgage
Pooled Separate Account                94              $ 2,254,910.38                            $ -
Stock Index 500
Pooled Separate Account                            100                  $ 577,357.71     $ 19,076.00
Stock Index 500
Pooled Separate Account                68              $ 1,205,812.43                            $ -
Large Company Value
Pooled Separate Account                             73                  $ 339,851.15     $ 21,805.01
Large Company Value
Pooled Separate Account                64              $ 1,109,814.97                            $ -
Medium Company Blend
Pooled Separate Account                             88                  $ 316,802.38     $ (3,126.96)
Medium Company Blend
Pooled Separate Account                72              $ 1,802,104.04                            $ -
Small Company Growth
Pooled Separate Account                             99                  $ 911,563.19    $ (67,255.68)
Small Company Growth
Pooled Separate Account                64                $ 610,454.36                            $ -
International Stock
Pooled Separate Account                             72                  $ 347,280.19     $ (7,094.38)
International Stock
Lithia Motors, Inc. Class A            67              $ 1,065,115.09                            $ -
Employer Securities, Common


*Schedule is prepared using the alternative way of reporting (iii) series transactions under DOL Regulations 2520.103-6(d)(2).

                                  SCHEDULE G
                                 (continued)

                             LITHIA MOTORS, INC.
                  SALARY REDUCTION PROFIT SHARING PLAN TRUST

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
SEE FORM 5500 LINE 27a

LITHIA MOTORS, INC.
SALARY REDUCTION PROFIT SHARING PLAN
EIN 93-0572810
PLAN NUMBER 003
PLAN YEAR 01/01/1998 TO 12/31/1998


                                 (A)          (B)            (C)            (D)            (E)
                             Total Number Total Number   Total Value    Total Value
Description of asset         of Purchases   of Sales    of Purchases     of Sales     Net Gain (Loss)

Lithia Motors, Inc. Class A                         45                $   113,280.77   $    6,000.22
Employer Securities, Common
OUTSIDE ASSET 02                        1              $ 1,382,684.30                            $ -
Invst In Registered Invst Cos.
OUTSIDE ASSET 02                                     1                $ 1,470,414.71     $ 87,731.87
Invst In Registered Invst Cos.
OUTSIDE ASSET 03                        1                $ 227,532.19                            $ -
Invst In Registered Invst Cos.
OUTSIDE ASSET 03                                     1                  $ 240,812.06     $ 13,280.55
Invst In Registered Invst Cos.
OUTSIDE ASSET 04                        1              $ 1,490,886.27                            $ -
Invst In Registered Invst Cos.
OUTSIDE ASSET 04                                     1                $ 1,593,933.01    $ 103,048.63
Invst In Registered Invst Cos.
OUTSIDE ASSET 05                        1                $ 781,361.98                            $ -
Invst In Registered Invst Cos.
OUTSIDE ASSET 05                                     1                  $ 814,727.27     $ 33,366.25
Invst In Registered Invst Cos.
OUTSIDE ASSET 07                        1              $ 2,015,012.57                            $ -
Invst In Registered Invst Cos.
OUTSIDE ASSET 07                                     1                $ 2,024,158.93      $ 9,147.61
Invst In Registered Invst Cos.
OUTSIDE ASSET 08                        1                $ 367,656.76                            $ -
Invst In Registered Invst Cos.
OUTSIDE ASSET 08                                     1                  $ 366,713.50       $ (950.17)
Invst In Registered Invst Cos.


*Schedule is prepared using the alternative way of reporting (iii) series transactions under DOL Regulations 2520.103-6(d)(2).


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



                             SIGNATURES

      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                               LITHIA MOTORS, INC. SALARY REDUCTION
                               PROFIT SHARING PLAN TRUST



Date: 6/30/99                  By:  /s/ Dorothy Crocket
                                    --------------------------------
                                    Dorothy Crockett
                                    Vice President and Plan
Administrator




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

                                EXHIBIT INDEX

Exhibit

23.0 Consent of Moss-Adams LLP